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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12014387

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BGC FINANCIAL, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Seaport Plaza, 19th Floor
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294-7898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2011, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
01CA6094353
Qualified In New York County
Commission Expires 6/16/15

BGC FINANCIAL, L.P.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
BGC Financial, L.P.

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the "Partnership") as of December 31, 2011. The consolidated statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2012

BGC Financial, L.P.

Consolidated Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets	
Cash and cash equivalents	$ 84,286
Cash segregated under federal and other regulations	2,000
Receivables from broker-dealers and clearing organizations	80,449
Receivables from related parties	59,053
Accrued commissions receivable	19,018
Loan receivables from employees	502
Fixed assets, net	4,064
Other assets	5,008
Total assets	$ 254,380
Liabilities and partners' capital	
Accrued compensation	$ 15,472
Payables to broker-dealers and clearing organizations	71,283
Payables to related parties	16,441
Accounts payable, accrued and other liabilities	7,369
Deferred revenue	1,192
Total liabilities	111,757
Partners' capital	142,623
Total liabilities and partners' capital	$ 254,380

See notes to the consolidated statement of financial condition.

BGC Financial, L.P.

Notes to Consolidated Statement of Financial Condition

(In Thousands)

1. General and Summary of Significant Accounting Policies

BGC Financial, L.P. ("BGCF") is a U.S. registered broker-dealer with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd, ("Shoken") is a wholly owned subsidiary of BGCF, a register broker dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The consolidated statement of financial condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), a limited partner and BGCF Holdings LLC (1%) a general partner, both of which are indirectly owned subsidiaries of BGC Partners, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Use of Estimates

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the consolidated statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services and the spread between the buy and sell price on matched principal transactions.

Commissions

Commission revenues are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the negotiation of the price and other material terms of transactions. Commission revenues are recognized on a trade date basis.

1. General and Summary of Significant Accounting Policies (continued)

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues are recognized on a trade date basis

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations represents funds received in connection with customer activities that the Partnership is obligated to segregate or set aside to comply with regulations mandated by the U.S. Securities and Exchange Commission ("SEC") that have been promulgated to protect customer assets.

Fixed Assets, Net

Fixed assets are carried at cost net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, typically three to five years. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Loan Receivables from Employees

Loan receivables from employees are advances on bonuses and salaries and other loan contracts that the Partnership may, from time to time, execute with employees. The Partnership expects to fully recover the loans and other advances as agreed under the contracts. As such, the Partnership does not have an allowance related to loan receivables from employees.

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision. The income tax accounts include the results of its wholly owned subsidiary, Shoken.

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Partnership applies the FASB guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2011.

Foreign Currencies

The functional currency for the Partnership's non-U.S. based operations is the U.S. dollar. Revenues and expenses of the Partnership's foreign operations are remeasured at the average rates of exchange for the period, and assets and liabilities are remeasured at end-of-month rates of exchange.

New Accounting Pronouncements

In December 2011, the FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which will require entities to disclose information about offsetting and related arrangements to enable users of the consolidated statement of financial condition to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's consolidated statement of financial condition.

(In Thousands)

2. Accrued Commissions Receivable

Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions. The Partnership expects to fully collect the commissions receivables.

3. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations primarily represent amounts due on undelivered securities and cash held at clearing organizations to facilitate settlement and clearance of matched principal transactions, and spreads on matched principal transactions that have not yet been remitted from/to clearing organizations. All material fails to deliver and fails to receive transactions settled subsequent to December 31, 2011 without any adverse financial effect. At December 31, 2011, Receivables from and Payables to broker-dealers and clearing organizations consist of the following:

	Receivables	Payables
Contract values of fail to deliver	$ 71,157	$ –
Contract values of fail to receive	–	70,718
Deposits with clearing organizations	7,829	–
Pending trades, net	1,094	–
Other	369	565
	$ 80,449	$ 71,283

Substantially all open fails to deliver and fails to receive transactions as of December 31, 2011 have subsequently settled at the contracted amounts.

4. Related Party Transactions

Administrative Services Agreements

Cantor, BGC and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services.

Additionally, other services provided by affiliates included occupancy of office space and utilization of fixed assets.

(In Thousands)

4. Related Party Transactions (continued)

Under a separate agreement between the Partnership and BGC Brokers L.P. ("BGCB"), BGCB performs clearance and settlement services for the Partnership's emerging market fixed income securities.

Loan Receivables from Employees

Certain loans issued to employees of the Partnership are held by BGC. These employee loans are recorded at historical value and are amortized using the straight-line method over the term of the contract, which is generally three to four years.

Loan Receivable from Related Parties

The Partnership has a loan receivable from BGC in the amount of $50,000 which is included in Receivable from related parties in the consolidated statement of financial condition. Interest is calculated daily at a rate of 300 basis points over LIBOR.

5. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2011
Leasehold improvements	$ 3,177
Computer and communications equipment	1,659
Software	238
Furniture and fixtures	25
	5,099
Less: accumulated depreciation and amortization	1,035
Fixed assets, net	$ 4,064

(In Thousands)

6. Income Taxes

The Partnership has a net deferred tax asset of $299 which primarily relates to foreign net operating losses and deferred compensation.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction. The total amount of unrecognized tax benefits was $463 as of December 31, 2011, which if recognized, would favorably affect the effective tax rate in future periods. For the year ended December 31, 2011, the Partnership recognized $7 of accrued interest. No penalties were accrued.

BGC Financial, LP is not currently under examination by the federal, state or local income tax authorities. As such, the tax years ended in December 31, 2008, 2009, and 2010 are open to adjustments by such income tax authorities.

BGC Shoken Kaisha Limited is currently under Federal examination for the tax years ended December 31, 2009 and 2010.

7. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodities Future Trade Commissions ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. At December 31, 2011, the Partnership had net capital of $53,063 which was $52,063 in excess of its required net capital. In addition, the Partnership's membership in the Fixed Income Clearing Corporation ("FICC") requires it to maintain minimum excess regulatory net capital of $10,000 and partners' capital of at least $25,000. At December 31, 2011, the Partnership had partners' capital of $142,623.

8. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a

(In Thousands)

8. Financial Instruments and Off-Balance Sheet Risk (continued)

securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

9. Commitments, Contingencies and Guarantees

Leases

The Partnership is obligated for minimum rental payments under non-cancelable operating leases for office space, expiring in 2017. The following table summarizes the minimum lease payments under the leases at December 31, 2011:

Leases	
2012	$ 1,514
2013	1,518
2014	1,522
2015	1,526
2016	560
2017	29
Total	$ 6,669

Guarantees

The Partnership is a member of various securities clearing houses. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearing house or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the consolidated statement of financial condition.

(In Thousands)

9. Commitments, Contingencies and Guarantees (continued)

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

The outcome of such items cannot be determined with certainty, therefore the Partnership cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the consolidated statement of financial condition of the Partnership.

On August 24, 2009, Tullett Liberty Securities LLC ("Tullett Liberty") filed a claim with Financial Industry Regulatory Authority ("FINRA") dispute resolution (the "FINRA Arbitration") in New York, New York against the Partnership, one of the Partnership's officers, and certain persons formerly or currently employed by Tullett Liberty subsidiaries. Tullett Liberty thereafter added Tullett Prebon Americas Corp. ("Tullett Americas," together with Tullett Liberty, the "Tullett Subsidiaries") as a claimant, and added 35 individual employees, who were formerly employed by the Tullett Subsidiaries, as respondents. In the FINRA Arbitration, the Tullett Subsidiaries allege that Partnership harmed their inter-dealer brokerage business by hiring 79 of their employees, and that Partnership aided and abetted various alleged wrongs by the employees, engaged in unfair competition, misappropriated trade secrets and confidential information, tortiously interfered with contract and economic relationships, and violated FINRA Rules of Conduct. The Tullett Subsidiaries also alleged certain breaches of contract and duties of loyalty and fiduciary duties against the employees. The Partnership has generally agreed to indemnify the employees. In the FINRA Arbitration, the Tullett Subsidiaries claim compensatory damages of not less than $779 million and exemplary damages of not less than $500 million. The Tullett Subsidiaries also seek costs and permanent injunctions against the defendants.

The parties stipulated to consolidate the FINRA Arbitration with five other related arbitrations (FINRA Case Nos. 09-04807, 09-04842, 09-06377, 10-00139 and 10-01265) — two arbitrations previously commenced against Tullett Liberty by certain of its former brokers now employed

9. Commitments, Contingencies and Guarantees (continued)

by BGC Financial, as well as three arbitrations commenced against BGC Financial by brokers who were previously employed by BGC Financial before returning to Tullett Liberty. FINRA did consolidate them. BGC Financial and the employees filed their Statement of Answer and BGC's Statement of Counterclaim. Tullett Liberty responded to BGC's Counterclaim. Tullett filed an action in the Supreme Court, New York County against three of BGC's executives involved in the recruitment in the New York metropolitan area. Tullett agreed to discontinue the action in New York state court and add these claims to the FINRA Arbitration. Tullett and the Partnership have also agreed to join Tullett's claims against BGC Capital Markets, L.P. to the FINRA

arbitration. The hearings in the FINRA Arbitration and the arbitrations consolidated therewith are scheduled to begin in mid-April 2012.

Subsidiaries of Tullett filed additional claims with FINRA on April 4, 2011, seeking unspecified damages and injunctive relief against the Partnership), an affiliate of BGC Partners Inc., and nine additional former employees of the Tullett subsidiaries alleging similar claims related to the Partnerships' hiring of those nine employees in 2011. These claims have not been consolidated with the other FINRA proceedings. BGC Financial and those employees filed their Statement of Answer and the employees' Statement of Counterclaims, and the Tullett subsidiaries responded to the employees' counterclaims.

The Partnership and its affiliates intend to vigorously defend against and seek appropriate affirmative relief in the FINRA Arbitration and the other actions, and believe that they have substantial defenses to the claims asserted against them in those proceedings, believe that the damages and injunctive relief sought against them in those proceedings are unwarranted and unprecedented, and believe that Tullett Liberty, Tullett and the Tullett Subsidiaries are attempting to use the judicial and industry dispute resolution mechanisms in an effort to shift blame to the Partnership for their own failures. However, no assurance can be given as to whether Tullett, Tullett Liberty or any of the Tullett Subsidiaries may actually succeed against either the Partnership or any of its affiliates.

Legal reserves are established in accordance with FASB guidance on Accounting for Contingencies, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change. The outcome of such items cannot be determined with

9. Commitments, Contingencies and Guarantees (continued)

certainty; therefore, the Partnership cannot predict what the eventual loss related to such matters will be. Management believes that, based on currently available information, the final outcome of these current pending matters will not have a material adverse effect on the consolidated statement of financial condition.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the consolidated statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in the consolidated statement of financial condition or disclosure in the notes to the consolidated statement of financial condition.

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CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

BGC Financial, L.P.
December 31, 2011
With Report of Independent
Registered Public Accounting Firm
(SEC ID. No. 8-39012)
(CFTC ID No. 0257116)

Ernst & Young LLP

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